SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
As disclosed in the Form 6-K filed with the Securities and Exchange Commission on November 8, 2006, the Company has completed on December 31 2006 the purchase of the assets of the smart-ID Division of SuperCom Ltd., pursuant to a purchase agreement dated November 7, 2006, for 2,827,200 unregistered ordinary shares of the Company.

Press Release

For Immediate Release

OTI Completes Acquisition of SuperCom’s Smart ID and e-Passport Assets

Fort Lee, NJ – January 4, 2007 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV) and SuperCom Ltd. (SuperCom) (OTCBB: SPCBF.OB; Euronext: SUP), today announced that on December 31, 2006 OTI and SuperCom completed the acquisition by OTI of the main assets of SuperCom, including the International Project Solution (IPS) division of SuperCom Ltd. for 2,827,200 ordinary shares of OTI. The shares that were issued as consideration are subject to lock-up, where 1/7 were freed from lock up at closing and an additional 1/7 of the shares will be released from lock-up every three months following the closing date (for an aggregate period of 18 months). The transaction is expected to be accretive to earnings for the year of 2007.

The transaction allows OTI to offer an end-to-end ID solution by adding a web-based enrollment, population registration and document issuance system, and enhancing OTI’s card and electronic passport design, security printing technology, machinery, manufacturing capability and production technology. The acquisition of these assets brings OTI complementary patented security technologies that safeguard against counterfeit and forgery and patented manufacturing technology for security printing and other types of manufacturing. By combining these capabilities with OTI’s state-of-the art electronic ID capabilities, OTI will provide an upgrade path to electronic identification solutions to SuperCom’s current customer base; OTI will replace outsourced solutions with in-house capabilities to offer a complete end-to-end ID solution, and OTI will be able to accelerate its expansion in this rapidly growing market by leveraging IPS’ project management capabilities with the combined project pipeline.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions as well as statements as to the benefits that OTI will enjoy as a result of the transaction, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by OTI’s inability to successfully integrate the operations of the purchased SuperCom’s assets into its own, market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: January 4th, 2007